INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Orange Savings Bank


We have audited the accompanying consolidated balance sheet of Orange Savings Bank and subsidiary as of December 31, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                       /s/ Deloitte & Touche LLP

January 27, 1995
Boston, MA





                        INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
Orange Savings Bank:


We have audited the accompanying consolidated balance sheet of Orange Savings Bank and subsidiary as of December 31, 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orange Savings Bank and subsidiary at December 31, 1993 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 1, effective December 31, 1993 the Bank adopted Financial Accounting Standards Board Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities".



                                       /s/  KPMG Peat Marwick LLP
                                            KPMG Peat Marwick LLP

Boston, Massachusetts
February 4, 1994























                     ORANGE SAVINGS BANK AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                          December 31, 1994 and 1993
                  (in thousands, except for per share data)

                                                                1994        1993

ASSETS

Cash and due from banks                                         $ 2,793     $ 1,674
Federal funds sold                                                1,125       2,502
Total cash and cash equivalents                                   3,918       4,176

Certificates of deposit (Note 2)                                    587         484
Securities, available-for-sale, (amortized of cost
 $3,908 and $570 at December 31, 1994 and 1993,
 respectively (Note 3 and 7)                                      3,876         614
Securities, held-to-maturity (market value of
 $1,713 and $3,758 at December 31, 1994 and 1993,
 respectively) (Note 3 and 7)                                     1,754       3,757
Loans, net of allowance for possible loan losses of
 $533 and $595 at December 31, 1994 and 1993,
 respectively (Note 4 and 7)                                     70,561      70,461
Stock in Federal Home Loan Bank of Boston, at cost (Note 7)         917         917
Land, building and equipment, net (Note 5)                          444         444
Accrued income receivable                                           307         247
Deferred  tax asset (Note 8)                                         66          55
Other real estate owned                                             412         457
Other assets                                                        426         337
                                                                -------     -------
                                                                $83,268     $81,949
                                                                =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note 6)                                               $73,383     $72,394
Advance payments from mortgagors                                    507         540
Accrued interest payable                                              3           3
Accrued income taxes (Note 8)                                        32         147
Other liabilities                                                   899         642
                                                                -------     -------
      Total liabilities                                          74,824      73,726
                                                                -------     -------
Commitments and contingencies (Note 10)                               -           -

Stockholders' equity (Notes 8, 9, and 11)
  Serial preferred stock, par value $0.10 per share
   200,000 shares authorized, none issued or outstanding              -           -
  Common stock, par value $0.10 per share; authorized
   1,300,000 shares; 724,412 shares issued and outstanding
   at December 31,1994 and 1993                                       72          72
  Additional paid-in capital                                      2,974       2,974
  Unrealized (loss) gain on investment securities
   available-for-sale, net (Note 3)                                 (32)         35
  Retained earnings                                               5,430       5,142
                                                                -------     -------
      Total stockholders' equity                                  8,444       8,223
                                                                -------     -------
Total liabilities and stockholders' equity                      $83,268     $81,949
                                                                =======     =======

         See accompanying notes to consolidated financial statements


                     ORANGE SAVINGS BANK AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                Years ended December 31, 1994, 1993 and 1992
                  (in thousands except for per share data)


                                                             1994        1993        1992

Interest and dividend income:
  Loans                                                      $ 5,303     $ 5,560     $ 5,972
  Federal funds sold                                             101          66         115
  Certificates of deposit                                         31          32          39
  Securities                                                     219          94         128
  Dividends                                                      108         131         147
      Total interest and dividend income                       5,762       5,883       6,401
Interest expense:
  Deposits                                                     2,507       2,667       3,301
  Borrowed funds                                                   -           -         111
      Total interest expense                                   2,507       2,667       3,412
Net interest and dividend income                               3,255       3,216       2,989
Provision for possible loan losses (Note 4)                       12          90         242
Net interest and dividend income
 after provision for possible loan losses                      3,243       3,126       2,747
Non-interest income:
  Net gain (loss) from sale or write-down of investments           1         (21)         91
  Net gain (loss) from sales of loans                              4          27           2
  Net loss on investment in limited partnership                    -           -      (1,120)
  Commissions, fees and other income                             286         270         249
Net non-interest income                                          291         276        (778)
      Net interest, dividend and other income                  3,534       3,402       1,969
Non-interest expense:
  Salaries and employee benefits (Note 9)                      1,024         943         861
  Building and equipment expenses                                251         250         219
  EDP processing fees                                            280         251         228
  Legal fees                                                      53          57          39
  Merger related expenses                                        410           -           -
  Other expenses                                                 749         661         686
      Total non-interest expenses                              2,767       2,162       2,033
Income (loss) before income taxes and cumulative effect
 of a change in accounting principle                             767       1,240         (64)
Income taxes (Note 8)                                            334          91         465
Net income (loss) before cumulative effect of a
 change in accounting principle                                  433       1,149        (529)
Cumulative effect to January 1, 1992 of a change in
 accounting for income taxes (Note 8)                              -           -          50
Net income (loss)                                           $   433     $ 1,149    ($   479)
Average common and common equivalent
 shares outstanding                                          754,831     742,446     731,286
Earnings (loss) per share before cumulative
 effect of change in accounting principle                    $  0.57     $  1.55    ($  0.72)
Earnings per share from cumulative effect of
 change in accounting principle                                    -           -     $  0.07
Earnings (loss) per share                                    $  0.57     $  1.55    ($  0.65)

Cash dividends declared                                      $  0.20     $  0.20     $  0.20


         See accompanying notes to consolidated financial statements



                     ORANGE SAVINGS BANK AND SUBSIDIARY
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                Years Ended December 31, 1994, 1993 and 1992

                               (in thousands)


                                                                                   Unrealized
                                                                                   Gain (loss) on
                                                                                   Investment
                                                          Additional               Securities
                                                Common    Paid-in      Retained    Available-
                                                Stock     Capital      Earnings    for-sale         Total

Balance December 31, 1991                       $71       $2,940       $4,758         -             $7,769
Cash dividends declared, $0.20 per share          -            -         (143)        -               (143)
Net loss                                          -            -         (479)        -               (479)

Balance December 31, 1992                        71        2,940        4,136         -              7,147
Cash dividends declared, $0.20 per share          -            -         (143)        -               (143)
Stock options exercised                           1           34            -         -                 35
Unrealized gain on investment securities
 available-for-sale, net                          -            -            -        35                 35
Net income                                        -            -        1,149         -              1,149

Balance December 31, 1993                       $72       $2,974       $5,142       $35             $8,223
Cash dividends declared, $0.20 per share          -            -         (145)        -               (145)
Change in unrealized loss on investment
 securities available-for-sale, net               -            -            -       (67)               (67)
Net income                                        -            -          433         -                433

Balance December 31, 1994                       $72       $2,974       $5,430      ($32)            $8,444
                                                ===       ======       ======       ===             ======


          See accompanying notes to consolidated financial statements



                     ORANGE SAVINGS BANK AND SUBSIDIARY
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                Years Ended December 31, 1994, 1993 and 1992
                               (in thousands)


                                                           1994      1993     1992

Operating activities:
  Net income (loss)                                        $  433    $1,149    ($479)
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation expense                                       91        92       80
    Provision for possible loan losses                         12        90      242
    Net amortization of premiums and discounts                  6        (9)      34
    Amortization of deferred loan income                        5         3       13
    Loss (gain) on sale or writedown of securities             (1)       21      (91)
    Gain on sale of loans                                      (4)      (27)      (2)
    Loss on investment in limited partnership                   -        -     1,120
    (Increase) decrease in accrued income receivable          (60)      10       108
    Decrease (increase) in other real estate owned             45      461      (818)
    Increase in deferred tax assets                           (11)     (55)        -
    (Increase) decrease in other assets                       (89)      22        38
    Decrease in accrued interest payable                        -       (4)      (17)
    (Decrease) increase in accrued income taxes              (115)    (372)       92
    Increase in other liabilities                             257       37       338
      Net cash provided by operations                         569    1,418       658
Investing activities:
  Securities purchased                                     (3,379)  (3,807)   (3,494)
  Proceeds from sales of securities available-for-sale         55        -         -
  Proceeds from sales of securities                             -      388     3,855
  Proceeds from maturity of securities                      2,000    1,430     1,750
  Certificates of deposit purchased                          (198)       -      (195)
  Proceeds from matured certificates of deposit                95        -       285
  Net decrease (increase) in loans                           (120)      49    (8,287)
  Proceeds from redemption of FHLB stock                        -      233         -
  Purchase of land, buildings and equipment                   (91)     (94)      (38)
      Net cash used by investing activities                (1,638)  (1,801)   (6,124)
Financing activities:
  Net increase in deposits                                    989       44     8,345
  Decrease in mortgage escrow accounts                        (33)     (48)       (7)
  Repayment of borrowings                                       -        -    (1,500)
  Cash dividends paid                                        (145)    (143)     (143)
      Net cash provided (used) by financing activites         811     (147)    6,695
Increase (decrease) in cash and cash equivalents             (258)    (530)    1,229
Cash and cash equivalents beginning of year                 4,176    4,706     3,477
Cash and cash equivalents end of year                      $3,918   $4,176    $4,706
Supplemental disclosure of cash flow information:
  Cash paid for:
    Interest                                               $2,513   $2,671    $3,429
    Income taxes                                           $  460   $  490    $  396
  Non-cash transactions:
    Real estate aquired through foreclosure or
     substantially repossessed                             $  684   $  375    $  919
    Stock options exercised                                     -   $   35         -


          See accompanying notes to consolidated financial statements


                     ORANGE SAVINGS BANK AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         December 31, 1994 and 1993

NOTE 1 - Summary of Significant Accounting Policies

      The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and to general practices within the banking community.

      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

      Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for possible loan losses, valuation of other real estate owned and the valuation allowance on deferred tax assets. In connection with the determination of the allowance for possible loan losses and the valuation of other real estate owned, management obtains independent appraisals for significant properties.

      A substantial portion of the Bank's loans are secured by real estate in the Orange, Massachusetts area which has generally been affected by the depressed economic environment in the northeastern United States. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in market conditions in these markets.

Basis of presentation

      The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

      Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 presentation without effect on stockholders' equity or net income.

Statement of cash flows

      Cash and cash equivalents include cash, due from banks and Federal funds sold.

Certificates of deposit

      Certificates of deposit are carried at cost, which approximates market value. All certificates mature within two years.

Securities

      Effective December 31, 1993, the Bank adopted Financial Accounting
Standards Board ("FASB")   Statement of Accounting Standard No. 115
"Accounting for Certain Investments in Debt and Equity Securities". Under FASB No. 115, debt securities that the Bank has the positive intent to hold to maturity are classified as held-to-maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading and reported at fair value with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income taxes. FASB No. 115 does not apply to unsecuritized loans. However, after mortgage loans are converted to mortgage backed securities, they are subject to its provisions. Upon adoption, the Bank classified its securities into two categories: held-to-maturity and available-for-sale; The Bank has no securities held for trading as of December 31, 1993 and 1994.

      Prior to the adoption of FASB 115, securities intended to be held-to-maturity were carried at amortized cost and marketable equity securities were carried at the lower of aggregate cost or market value.

      Premiums and discounts on securities are amortized or accreted into income using the straight-line basis, the result of which approximates the level yield method. If a decline in value below the amortized cost basis of a security is judged to be other than temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included as a charge against earnings. Gains and losses on the sale of securities are recognized at the time of sale on a specific identification basis.

Loans

      Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual of some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to both principal and interest.

      Loan origination fees, net of certain direct loan origination costs, are considered adjustments of interest rate yield and are amortized into interest income over the loan term.

Loans held for sale

      Loans held for sale are carried at the lower of aggregate cost or market value.

Allowance for possible loan losses

      The allowance for possible loan losses is established through a provision for possible loan losses charged to operations and is maintained at a level considered adequate by management. Assessing the adequacy of the allowance for possible loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet estimated losses inherent in the loan portfolio after weighing various factors. Among the factors management may consider are generally, the level of non-accruing loans, current economic conditions, trends in delinquencies and charge-offs and collateral values of the underlying security. In connection with the determination of the allowance for possible loan losses, management obtains independent appraisals for significant properties. Ultimate losses may vary significantly from current estimates.

      Management believes that the allowance for possible loan losses is adequate; however, adjustments to the allowance may become necessary if future economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies periodically review the Bank's allowance for possible loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different from those of management.

Stock in the Federal Home Loan Bank of Boston

      Stock in the Federal Home Loan Bank of Boston (FHLBB) represents stock purchased under the requirements of the FHLBB. As and when such stock is redeemed, the Bank will receive an amount equal to the par value of the stock. The stock is carried at cost.

Land, building and equipment

      Land is stated at cost. Buildings and equipment are stated at cost, less allowances for depreciation computed on a straight-line method over the useful lives of the respective assets.

      The cost of maintenance and repairs is charged to earnings when incurred. Major expenditures for betterments are capitalized and depreciated.

Other real estate owned

      Other real estate owned is comprised of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure or repossessed in-substance. When there is an indication that a borrower no longer has equity in property collateralizing a loan and it is doubtful that the equity will be rebuilt in the foreseeable future or foreclosure proceedings are imminent, the property is considered repossessed in substance. Both in-substance foreclosures and real estate formally acquired in settlement of loans are recorded at the lower of the carrying value of the loan or the market value of the property constructively or actually received, reduced for estimated disposal costs. Losses arising from the aquisition of such properties or from the write-downs to fair value of loans substantively repossessed are charged against the allowance for possible loan losses. Costs relating to the development and improvement of property are capitalized, whereas operating expenses and any subsequent provisions to reduce the carrying value to fair value minus costs to sell are charged to current earnings. Gains and lossses upon disposition are reflected in earnings as realized.

Income taxes

      Effective January 1, 1992, the Bank adopted Financial Accounting Standards Board (FASB) Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the Bank's method of accounting for income taxes from the deferred method required under APB 11 to the asset and liability method. The cumulative effect of this accounting change totaling $50,000 has been reported separately in the 1992 consolidated statement of operations. Under the asset and liability method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at the legislated tax rates which are expected to be in effect when the temporary differences reverse. The Bank's tax assets and liabilities are reviewed regularly and adjustments are recognized as deferred income tax expense or benefit based on management's judgment regarding its realizability.

Earnings per share

      Earnings per share is computed by dividing earnings by the average number of common stock and common stock equivalents outstanding during the year. Common stock equivalents include stock options outstanding, when dilutive.

Recent accounting developments

      In May, 1993, the FASB issued FASB Statement No. 114 "Accounting by Creditors for Impairment of a loan", which requires a change in accounting method for most financial institutions, commencing with fiscal years beginning after December 15, 1994, with early adoption permissible.

      FASB No. 114, as amended, is applicable to all creditors and to all loans, uncollateralized as well as collateralized, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment (i.e., residential mortgages, credit card and consumer installment loans), loans that are measured at fair value or at the lower of cost or fair value (i.e., loans in a trading or held for sale portfolio), leases, and convertible or nonconvertible debentures, bonds and other debt securities.

      Management does not expect that adopting the provisions of FASB No. 114 will have a material impact on the Bank's financial condition or results of its operations.

NOTE 2 - Certificates of Deposit

      Certificates of deposit at December 31, 1994 and 1993 are summarized as follows:

                                    1994              1993
                                       (Dollars in thousands)
                                        Weighted          Weighted
                                        Average           Average
                                Amount  Rate      Amount  Rate

Original maturities within:
  under one year                $389    6.24%     $194    6.87%
  one to two years               198    6.58%      290    6.18%
  two to three years               -                 -
                                 587    6.35%      484    6.46%

NOTE 3 - Securities

      A summary of securities classified as available for sale and held to maturity at December 31, 1994 and 1993 is as follows;

Available for Sale

                                                            December 31, 1994
                                                              (In thousands)
                                                Amortized  Unrealized  Unrealized  Market
                                                Cost       Gains       Losses      Value

United States Treasury and Agency Obligations   $3,234       -         $62     	   $3,172
  Corporate Bonds                                  150       -           -            150
Marketable  equity securities                      524      67          36            554
                                                $3,908     $67         $98         $3,876

                                                            December 31, 1993
                                                              (In thousands)
                                                Amortized  Unrealized  Unrealized  Market
                                                Cost       Gains       Losses      Value

Marketable  equity securities                   $579       $49         $14         $614

Held to Maturity

                                                            December 31, 1994
                                                              (In thousands)
                                                Amortized  Unrealized  Unrealized  Market
                                                Cost       Gains       Losses      Value

United States Treasury and Agency Obligations   $1,754       -         ($41)       $1,713

                                                            December 31, 1993
                                                              (In thousands)
                                                Amortized  Unrealized  Unrealized  Market
                                                Cost       Gains       Losses      Value

United States Treasury and Agency Obligations   $3,757     $4          $3     	   $3,758

      At December 31, 1994 and 1993, the net unrealized (losses) gains, respectively, on available-for-sale securities are included as a separate component of stockholders' equity. During the year ended December 31, 1994 there were no sales of securities classified as held-to-maturity.

      A schedule of the maturity distribution of bonds and obligations at December 31, 1994 and 1993 is as follows. All held-to-maturity securities mature within 1 to 5 years.

                                         December 31,
                                  1994                 1993
                                    (Dollars in thousands)
                                      Weighted             Weighted
                           Amortized  Average   Amortized  Average
                           Cost       Yield     Cost       Yield

Within 1 year              $1,254     4.00%     $1,999     3.70%
Over 1 year to 5 years      3,885     5.93%      1,758     4.11%
Over 5 years to 10 years        -        -           -        -
After 10 years                  -        -           -        -
                           $5,139     5.47%     $3,757     3.89%

      Realized gains on the sales of equity securities were $1,000, $25,000 and $73,000 in 1994, 1993 and 1992, respectively. Realized losses on the sales of equity securities were $7,000 and $25,000 in 1993 and 1992, respectively. Write-downs amounted to $39,000 in 1993. There were no realized losses or write-downs on marketable equity securities in 1994 and no write-downs on marketable equity securities in 1992.

NOTE 4 - Loans

      The composition of the balance of loans is as follows:

                                               December 31,
                                             1994      1993
                                              (in thousands)
Mortgage Loans:
  Conventional - adjustable rate             $51,108   $51,398
  Conventional - fixed rate                   11,249    10,995
  F.H.A. and V.A.                                503       608
      Total principal balances                62,860    63,001

Less: Due to borrowers uncompleted loans        (125)     (384)
  Deferred loan fees                             (25)      (28)
      Total mortgage loans                    62,710    62,589

Other loans:
  Equity line of credit                        4,869     5,086
  Auto                                         1,190       853
  Education                                      543       548
  Home improvement                               150       145
  Secured                                        569       489
  Personal                                       365       327
      Total principal balances                 7,686     7,448
  Add: Deferred loan costs                         8         8
      Total other loans                        7,694     7,456
  Add:  Loans in process                         690     1,011
  Less:  Allowance for possible loan losses     (533)     (595)
                                             $70,561   $70,461

      The Bank's lending activities are conducted principally in Orange and the surrounding area. The Bank makes single family and multi-family residential loans and a variety of consumer loans. In addition, the Bank makes loans for the construction of residential homes.

      Most loans made by the Bank are collateralized either by real estate or personal property. The ability of the single family residential and consumer borrower to honor repayment commitments is generally affected by the level of overall economic activity within the borrowers' geographic areas, on real estate values and on the general economy.

      In the ordinary course of business, the Bank makes loans to directors and principal officers, including their immediate families and companies with whom they are affiliated. Such loans of $60,000 or more in the aggregate, which are substantially on the same terms as those existing at the time of origination for comparable transactions with other borrowers, amounted to $195,000 and $207,000 at December 31, 1994 and 1993, respectively. There were no new loans granted to directors and principal officers during 1994.

      Loans serviced for others were $13,939,000 and $13,461,000 at December 31, 1994 and 1993, respectively.

      At December 31, 1994 and 1993, loans overdue 90 days and still accruing were $221,000 and $448,000, respectively. In addition, the Bank had non-accrual loans during the same periods of $377,000 and $1,015,000. Forgone interest on non-accrual loans amounted to approximately $8,000 and $45,000 for the years ended December 31, 1994 and 1993, respectively.

      Changes in the allowance for possible loan losses were as follows:

                                                        December 31,
                                                    1994   1993   1992
                                                       (In thousands)

Balance at beginning of period                      $595   $483   $370
Provision charged to operations                       12     90    242
Charges against insubstance foreclosure properties     -      -    (87)
Net realized losses charged to allowance             (83)   (18)   (42)
Charge-offs recovered                                  9     40      -

Balance at end of period                            $533   $595   $483

Allocated as follows:
  Mortgage loans                                    $477   $551   $442
  Consumer loans                                      56     44     41
                                                    $533   $595   $483

Note 5 - Land, Building and Equipment

      Major classes of fixed assets at December 31, are summarized as follows:

                            December 31,
                            1994    1993  Useful lives
                           (In thousands)

Land                        $   47  $   47
Land Improvements               27      27   10 years
Building and improvements      534     534   32 - 40 years
Furniture and equipment        931     840   1 - 5 years
                             1,539   1,448
                             1,095   1,004
                            $  444  $  444

      The Bank leases its branch office under an operating lease which expires in 1997. The lease contains an option to extend the term of the lease for an additional two years. The lease stipulates that the Bank pay one third of the real estate taxes, insurance and maintenance costs. The annual rental expense under the lease is $18,000 per year.

NOTE 6 - Deposits

      A summary of deposit balances, by type, is as follows:

                                                   December 31,
                                            1994               1993
                                               (Dollars in thousands)
                                                Weighted           Weighted
                                                Average            Average
                                       Balance  Rate      Balance  Rate

Now accounts                           $ 8,735  1.89%     $ 8,011  2.12%
Savings accounts                        18,628  3.02%      18,865  3.21%
Money market deposit accounts           13,055  3.24%      14,457  3.40%
Demand deposit accounts                  2,167     -        1,699     -
      Total non-certificate accounts    42,585  2.86%      43,032  3.12%

Term deposit certificates               13,335  4.89%      12,938  5.05%
Money market certificates               17,463  4.12%      16,424  4.40%
      Total certificate accounts        30,798  4.34%      29,362  4.65%
      Total deposits                   $73,383  3.46%     $72,394  3.71%

      A summary of certificate accounts by maturity at December 31, 1994 and 1993 is as follows: (In thousands)

                        1994                      1993
                  In Denominations          In Denominations

                   Under    Over             Under    Over
                   $100     $100    Total    $100     $100    Total

3 months or less   $ 6,719  $  407  $ 7,126  $ 7,166  $  366  $ 7,532
3 - 6 months         5,098     406    5,504    6,052     365    6,417
6 - 12 months       10,988     813   11,801    6,234     732    6,966
12 months or more    5,810     557    6,367    7,412   1,035    8,447
                   $28,615  $2,183  $30,798  $26,864  $2,498  $29,362

      Interest expense on deposits of $100,000 or more was $96,000, $110,000 and $131,000 for the years ended December 31, 1994, 1993 and 1992, respectively. The Bank held no brokered deposits at December 31, 1994 and 1993.

NOTE 7 - Borrowed Funds

      The Bank is a member of the Federal Home Loan Bank of Boston. As a member, the Bank is generally entitled to borrow up to 30% of its total assets. Borrowings from the Federal Home Loan Bank of Boston are secured by a blanket lien on residential first mortgage loans, investment securities and all stock in the Federal Home Loan Bank of Boston equal in value to the amount of borrowings outstanding.

      At December 31, 1994 and 1993, the Bank had no borrowings outstanding.

NOTE 8 - Income Taxes

      Effective January 1, 1992, the Bank adopted Statement of Accounting Standards No. 109, "Accounting for Income Taxes" which changed the method of accounting for income taxes from the deferred method to the asset and liability method. The cumulative effect of this accounting change of $50,000 was determined as of January 1, 1992 and is reported separately in the consolidated statement of operations for the year ended December 31, 1992. Prior period financial statements have not been restated.

      The components of income tax expense were as follows: (In thousands)

                                              December 31,
                                           1994   1993   1992
Current tax expense (benefit)
  Federal                                  $237   $133   $328
  State                                     107    134    144
      Total current tax expense (benefit)   344    267    472
Deferred tax expense (benefit)
  Federal                                    (8)   222     (7)
  State                                      (2)   (14)     -
      Total deferred expense (benefit)      (10)   208     (7)
  Change in valuation reserve                 -   (384)     -
      Total income tax expense (benefit)   $334   $ 91   $465

      The difference between total expected income tax expense (benefit) computed by applying the statutory Federal income tax rate of 34% to income
(loss) before income taxes and cumulative effect of accounting change and the reported income tax expense (benefit) for the periods indicated is analyzed as follows:

                                                          December 31,
                                                        1994  1993  1992

Federal income tax expense at  statutory rate           34%    34%   34%
State income taxes net of Federal benefit                8%     6%   95%
Bad debt deduction                                       -      -     -
Loss on investment in real estate limited partnerships   -      -   603%
Capital loss for which no current benefit is available   -      -    28%
Change in valuation reserve                              -    -31%    -
Other                                                    2%    -2%   22%
Income tax expense (benefit) appearing on
 accompanying consolidated financial statements         44%     7%  782%

      The tax effects of temporary differences (the difference between the fiinancial statement carrying amounts of existing assets and liabilities and their respective tax bases) that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows as of December 31, in the year indicated: (In thousands)

                                   1994   1993

Deferred tax assets:
  Accrued pension costs            $120   $ 76
  Other                              33     37
  Allowance for loan loss           147    202
  Premium on deposits                23     17
  Security write-downs               98     89
  State net operating loss           48     48
  Capital loss carryforward          58     43

    Gross deferred tax asset        527    512
  Valuation reserve                (204)  (180)
                                    323    332

Deferred tax liabilities:
  Banking premises and equipment      3     23
  Real estate partnership losses    254    254
                                    257    277
      Net deferred tax asset       $ 66   $ 55

      The Bank's subsidiary, Orange Corporation, has state net operating loss carryforwards of approximately $500 which expire within five years as of December 31, 1994.

      At December 31, 1994, retained earnings includes a tax loan loss reserve of approximately $1,500,000 for which no provision for income taxes has been made. If, in the future, such amounts are used for any purpose other than to absorb loan losses, or if the Bank ceases to qualify to utilize the PTI method under the Internal Revenue Code, the Bank will incur a tax liability at current applicable income tax rates. The Bank anticipates that it will continue to meet the qualifying assets test and that the $1,500,000 of retained earnings will not be used for any purpose that would result in the payment of income taxes.

NOTE 9 - Employee Benefits

      The Bank has a qualified defined benefit plan providing for pension benefits through membership in the Savings Banks Employees Retirement Association ("SBERA"). All full-time employees who have reached age 21 and have completed one year of service are automatically eligible to participate. All participants become fully vested in the plan after three years or at age 62.

      The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated financial statements, as of October 31, the most recent date for which such information is available:

                                                          1994   1993
                                                         (In thousands)
Plan assets at fair value                                 $575    $568

Actuarial present value of benefit obligations:
  Vested benefits                                          480     407
  Non-vested benefits                                        3       3
  Accumulated benefit obligation                           483     410
  Effect of projected future salary increases              307     421
  Projected benefit obligation for past service            790     831
  Plan assets less than projected benefit obligations     (215)   (263)
  Unrecognized liability being recognized over 26 years
   commencing November 1, 1986                              68     (63)
  Accrued pension cost                                   ($283)  ($200)

      Net pension expense for the years ended December 31, includes the following components:

                                                 1994  1993  1992
                                                  (In thousands)

Service costs earned during the year             $55   $64   $48
Interest costs on projected benefit obligations   63    58    40
Actual return on plan assets                     (46)  (40)  (36)
Net amortization and deferral                     (4)    2    12
Net periodic pension cost                        $68   $84   $64

      The weighted average discount rates used in determining the projected benefit obligation were 8.00% in 1994, 7.00% in 1993 and 7.00% in 1992. The expected long-term return on plan assets was 7.00% in 1994, 7.00% in 1993 and 6.75% in 1992. The rate of increase in future compensation levels used in determining projected benefit obligations was 6%.

Stock Option Plans

      The Bank has adopted Stock Option Plans which provide for the granting of options to purchase shares of the Bank's common stock to eligible employees to provide incentives and encourage their continued employment. The term of each plan is ten years. Each stock option will terminate no later than ten years from the date of grant. The Bank has reserved 285,922 shares of common stock for issuance pursuant to the plans. Options may be granted from time to time at a purchase price per share of 100% of the fair market value per share of stock on the date of the grant. At December 31, 1994, 81,049 shares were exercisable under the plans. Transactions involving the Stock Option Plans are as follows:

                                                      Number    Price Range
                                                      of        Per
                                                      Shares    Share

1987 Plan

Granted upon conversion                                71,388   $ 4.44
Options exercised                                      17,762   $ 4.44
Options canceled                                      (37,066)

Options outstanding from 1987 Plan                     16,560   $ 4.44

1988 Plan

Options granted                                        69,958   $ 6.00
Options exercised                                       1,621   $ 6.00
Options canceled                                      (36,822)

Option outstanding from 1988 plan                      31,515   $ 6.00

1989 Plan

Options granted                                        37,005   $12.38
Options exercised                                           -
Options canceled                                       (4,031)

Options outstanding from 1989 plan                     32,974   $12.38
      Total options outstanding at December 31, 1993   81,049   $ 4.44-$12.38

      No options were exercised in 1994 or 1992. Options for 17,525 shares were exercised by seven employees during 1993.

NOTE 10 - Commitments and Contingencies

      The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the needs of its customers. These financial instruments include commitments to originate loans and fund unadvanced amounts on lines of credit. The instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Commitments to fund loans amounted to $535,000 and $1,060,000 and unadvanced home equity lines of credit were approximately $4,355,000 and $4,807,000, respectively, at December 31, 1994 and 1993.

      The Bank's exposure to credit loss in the event of nonperformance by the party to financial instruments for loan commitments and unadvanced home equity lines is represented by the contractual amounts of those instruments.

      The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the borrower.

      The Bank has no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Bank or its subsidiary is a party or of which any of their property is the subject.

      By letter dated December 27, 1994, the Columbians of Orange, Inc. and the Knights of Columbus, Orange Council number 2135 (collectively, the "Knights") have alleged that the Bank orally agreed to make certain loans to the Knights in the aggregate amount of not more than $610,000 and failed to fulfill that oral commitment. The letter also alleged that in reliance on representations by the Bank, the Knights have expended certain sums of money and suffered certain damages in the aggregate amount of $50,000. The letter threatens litigation under the provisions of Massachusetts General Laws Chapter 93A, pursuant to which a court has authority to award a prevailing plaintiff double or treble damages. The Bank denies that it has any obligation to make these loans and, in the opinion of management, the ultimate resolution of this matter will not be material to the Bank's financial position.

NOTE 11 - Stockholders' Equity

      Upon completion of its conversion to stock ownership in 1987, the Bank was required to establish a "Liquidation Account" in the amount equal to the stockholders' equity of the Bank at September 30, 1986 totalling $2,372,000 for the benefit of eligible account holders who continue to maintain their accounts with the Bank after conversion. The "Liquidation Account" amounted to approximately $617,000 (unaudited) at December 31, 1993 and will be reduced in proportion to reductions in the balances of eligible holder's interest in his or her liquidation sub-account. Eligible account holders would be entitled, in the event of a complete liquidation of the Bank and only in such event, to receive liquidating distributions of any assets remaining after payment of all applicable taxes, and creditors claims (including the claims of all depositors to the withdrawal values of their deposit accounts), but before any distributions are made to the Bank's capital stockholders, equal to their interests at that time in the liquidation account.

      The Bank may not declare or pay any cash dividend on its common stock if the effect thereof would cause the net worth of the Bank to be reduced below the amount required to be maintained for the liquidation account.

      The Bank is required to comply with Federal regulatory requirements which require banks to maintain a core leverage ratio (stockholders equity less goodwill), to total assets of at least 3% and some banks to maintain a leverage ratio of 4% to 5%. In addition, regulatory risk-based capital guidelines establish a risk-adjusted ratio relating capital to different categories of balance sheet assets and off-balance sheet obligations, which are assigned to one of four risk-weighted categories. Two categories of capital are defined: Tier 1 (stockholders equity less goodwill) and Tier 2 or supplemental capital. The minimum risk-based capital ratio required was 8% at December 31, 1994 and 1993.

      At December 31, 1994 and 1993, the Bank's capital ratios exceeded all regulatory capital requirements.

Note 12 - Acquisition

      In August 1991, the Bank acquired the Athol branch of Peoples Savings Bank of Worcester, purchasing $8.4 million of deposits and its operations. The premium paid in connection with this acquisition amounted to $170,000. The transaction was accounted for as a purchase. At December 31, 1994, the unamortized premium was $89,000 and is included in other assets in the accompanying consolidated balance sheets.

Note 13 - Quarterly results (In thousands except per share data)(unaudited)

                   1994
                                       Fourth    Third     Second    First

Interest income                         $1,503    $1,469    $1,415    $1,375
Interest expense                           654       626       618       609

Net interest income                        849       843       797       766
Provision for possible loan losses           -         -         -       (12)
Other income                                65        73        96        57
Other expense                           (1,009)     (619)     (565)     (574)

Income before income taxes                 (95)      297       328       237
Income taxes                               (11)      119       131        95

Net income                                ($84)     $178      $197      $142

Weighted average shares outstanding    754,831   769,703   742,474   741,699
Earnings per share                      ($0.12)    $0.23     $0.27     $0.19
Cash dividend per share                  $0.08     $0.04     $0.04     $0.04

                   1993
                                       Fourth    Third     Second    First

Interest income                         $1,422    $1,460    $1,502    $1,499
Interest expense                           633       658       670       706

Net interest income                        789       802       832       793
Provision for possible loan losses         (22)      (23)      (22)      (23)
Other income                                76        55        82        63
Other expense                             (534)     (549)     (562)     (517)

Income before income taxes                 309       285       330       316
Income taxes                              (281)      114       132       126

Net income                                $590      $171      $198      $190

Weighted average shares outstanding    742,446   736,005   732,273   742,567
Earnings per share                       $0.79     $0.23     $0.27     $0.26
Cash dividend per share                  $0.08     $0.04     $0.04     $0.04